

02003316

BB 3/5

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-10888

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Keefe, Bruyette & Woods, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

787 7th Avenue - 4th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Johnstone — 212-887-6770
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	NY	10017
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20
55

OATH OR AFFIRMATION

I, Mary Johnstone, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Keefe, Bruyette & Woods, Inc. as of December 31, 2001, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Mary Johnstone
Senior Vice President & Finop



Notary Public

JOSEPHINE A. FINK
Notary Public, State Of New York
No. 01FI4816923
Qualified In Queens County
Commission Expires January 31, 2003

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent auditor's report on internal accounting control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



345 Park Avenue
New York, NY 10154


RECEIVED
MAR 01 2002

Independent Auditors' Report

The Board of Directors
Keefe, Bruyette & Woods, Inc.:

We have audited the accompanying consolidated statements of financial condition of Keefe, Bruyette & Woods, Inc. and subsidiary (the "Company") as of December 31, 2001 and 2000, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the financial position of Keefe, Bruyette & Woods, Inc. and subsidiary at December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 26, 2002



KEEFE, BRUYETTE & WOODS, INC.
AND SUBSIDIARY

Consolidated Statements of Financial Condition

December 31, 2001 and 2000

(Dollars in Thousands)

Assets		**2001**	**2000**
Cash and cash equivalents	$	4,336	4,340
Securities owned, at market value:			
Equities		17,395	66,891
Corporate bonds		5,212	24,129
U.S. Government and agency securities		997	819
Certificates of deposit, floating rate notes and other		23,187	3,814
		46,791	95,653
Investments		42,605	38,875
Receivables from clearing brokers		51,613	58,169
Accounts receivable		35,597	4,410
Furniture, fixtures and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,590 in 2001 and $7,846 in 2000		1,921	13,334
Deferred tax assets		3,729	—
Other assets		7,644	10,094
Total assets	$	194,236	224,875

See accompanying notes to consolidated statements of financial condition.

Liabilities and Stockholders' Equity		2001	2000
Securities sold but not yet purchased, at market value:			
Equities	$	12,726	56,898
Corporate bonds		1,064	5,936
U.S. Government and agency securities		2,588	16,339
Certificates of deposit, floating rate notes and other		—	266
		16,378	79,439
Accounts payable, accrued expenses, and other liabilities		37,736	15,144
Income taxes payable		17,163	1,328
Deferred tax liabilities		—	1,287
		54,899	17,759
Commitments and contingencies			
Subordinated liabilities		3,411	2,845
Total liabilities		74,688	100,043
Stockholders' equity:			
Common stock		38	38
Paid-in capital		96,182	84,485
Retained earnings		248,205	217,505
Common stock in treasury, at cost		(218,360)	(169,092)
Notes receivable from stockholders		(6,517)	(8,104)
Total stockholders' equity		119,548	124,832
Total liabilities and stockholders' equity	$	194,236	224,875

KEEFE, BRUYETTE & WOODS, INC.
AND SUBSIDIARY

Notes to Consolidated Statements of Financial Condition

December 31, 2001 and 2000

(Dollars in thousands)

(1) Significant Accounting Policies

Organization and Basis of Presentation

Keefe, Bruyette & Woods, Inc. and subsidiary (the "Company"), a member of the New York Stock Exchange, is principally a broker-dealer in securities and a market-maker in certain financial services stocks and bonds. The Company's customers are predominantly institutional investors including other brokers and dealers, commercial banks, mutual funds and other financial institutions.

The consolidated financial statements include the accounts of the Company and its subsidiary KBW Asset Management (KBWAM), a registered investment advisor.

Clearing Arrangements

The Company has an agreement with Pershing, a division of Credit Suisse First Boston Corporation (formerly Donaldson, Lufkin & Jenrette Securities Corporation), whereby Pershing clears securities transactions for the Company, carries customers' accounts on a fully disclosed basis and prepares various records and reports.

Cash Equivalents

For purposes of the consolidated financial statements, the Company considers all money market and time deposits with maturities of three months or less to be cash equivalents. At December 31, 2001 and 2000, cash equivalents totaled $3,801 and $4,027, respectively.

Securities and Options

Securities and option transactions, including amounts receivable from clearing brokers, are recorded on a trade date basis. Securities owned, including options, are valued at quoted market prices and are recorded in securities owned.

Investments

Investments represent not readily marketable securities, and certain publicly traded securities held for long-term proprietary investment purposes, of financial services companies. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market price, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company. Publicly traded investments are valued at market. Securities not readily marketable are valued at fair value as determined by management. The fair value of not readily marketable securities at December 31, 2001 and 2000 was $36,721 and $23,381, respectively.

Fixed Assets

Furniture and fixtures are carried at cost and depreciated on a straight-line basis using estimated useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the respective leases.

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at fair market value or contracted amounts which approximate fair value.

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(2) Impact of September 11 Terrorist Attack

The Company's headquarters, which had been located at Two World Trade Center in New York City was destroyed in the terrorist attack on September 11, 2001. As a result of the attack, 67 of the Company's employees perished.

All property, equipment and leasehold improvements located at the headquarters were lost. The Company wrote off the net book value of $12,578 for these assets. The Company is fully insured for these property losses and has received $1,000 in advance from its insurer. The remaining net amount of $11,578 has been recorded as a receivable, which the Company believes will be collected upon filing its claims.

In connection with the disaster recovery effort, the Company incurred expenses in several areas including employee compensation (during temporary suspension of operations), records re-creation, relocation of operations, and certain employee benefits such as counseling and extended healthcare benefits to the immediate families of those missing. These costs, although attributable to the September 11 events, have been charged as operating expenses in 2001. The extent to which any of these costs are recoverable through insurance will be recognized at the time of recovery.

(Dollars in thousands)

(3) Subordinated Liabilities

At December 31, 2001 and 2000, the Company had various subordinated notes outstanding, payable in installments to former employees. The following lists the subordinated notes by final maturity date:

Notes due		2001	2000
August 2003	$	48	80
October 2003		140	221
January 2004		1,296	1,943
April 2004		-	387
July 2004		153	214
January 2005		1,774	-
	$	3,411	2,845

All notes accrue interest at the three-month U.S. Treasury Bill rate not to exceed $7^1/_2$%. Interest rates at December 31, 2001 and 2000, were 3.53% and 5.83%, respectively.

(4) Income Taxes

As at December 31, 2001 and 2000, the Company had gross deferred tax assets of $4,650 and $2,272, respectively, and gross deferred tax liabilities of $921 and $3,559, respectively. Management believes that no valuation allowance is necessary.

(5) Net Capital Requirement

The Company, as a registered broker-dealer in securities, is subject to the net capital requirements of the New York Stock Exchange (the "NYSE") and the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The NYSE and the SEC also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum capital requirements are not met.

At December 31, 2001, the Company's regulatory net capital and excess net capital were $24,708 and $21,149, respectively.

(6) Commitments and Contingencies

Leases

Effective November 12, 2001 the Company entered into a 15 year operating lease for its new corporate headquarters. As a result of the terrorist attack, terms under its former lease at Two World Trade Center were deemed to be non-binding.

(Dollars in thousands)

The Company leases its headquarters and other office locations under noncancellable lease agreements which expire in 2016, and between 2003 and 2007, respectively. Such agreements contain escalation clauses and provide that certain operating costs be paid by the Company in addition to the minimum rentals.

Future minimum lease payments as of December 31, 2001 are as follows:

Year		Lease payments
2002	$	4,650
2003		4,642
2004		4,569
2005		4,433
2006		4,180
Thereafter		41,961
	$	64,435

Litigation

In the ordinary course of business the Company may be a defendant or co-defendant in legal actions. It is the opinion of management, after consultation with counsel, that the resolution of all known actions will not have a material effect on the consolidated financial position and results of operations of the Company.

(7) Notes Receivable from Stockholders

Notes receivable from stockholders represent full recourse notes issued to employees for their purchases of stock acquired pursuant to the Keefe, Bruyette & Woods, Inc. book value stock purchase plan. Loans are payable in quarterly or annual installments and bear interest between 4.77% and 6.5% per annum.

(8) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its proprietary trading activities, the Company enters into transactions in financial instruments with off-balance-sheet risk. These financial instruments, primarily options, contain off-balance-sheet risk inasmuch as ultimate settlement of these transactions may have market and/or credit risk in excess of amounts which are recognized in the consolidated financial statements. Transactions in listed options are conducted through regulated exchanges, which clear and guarantee performance of counterparties.

(Dollars in thousands)

Also, in connection with its proprietary trading activities, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the consolidated financial statements at market values of the related securities and will incur a trading loss if the market value of the securities increases subsequent to the financial statement date.

Broker-Dealer Disclosure

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the credit worthiness of its customers.

Derivative Financial Instruments

The Company's derivative activities consist of writing and purchasing options for trading purposes. As a writer of options, the Company receives a cash premium at the beginning of the contract period and bears the risk of unfavorable changes in the value of the financial instruments underlying the options. Options written do not expose the Company to credit risk since they obligate the Company (not its counterparty) to perform.

In order to measure derivative activity, notional or contract amounts are frequently utilized. Notional/contract amounts, which are not included on the balance sheet, are used as a basis to calculate contractual cash flows to be exchanged and generally are not actually paid or received.

A summary of the Company's listed options contracts is as follows:

	Contract notional amount	Average fair value	End of period fair value
December 31, 2001:			
Purchased options	—	38	—
Written options	—	171	—
December 31, 2000:			
Purchased options	—	95	—
Written options	4,731	631	266

(9) Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing primarily domestic and foreign institutional investors and, to a lesser extent, individual investors. Nearly all of the Company's transactions are executed with and on behalf of institutional investors including other brokers and dealers, commercial banks, mutual funds and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets.

A substantial portion of the Company's marketable securities are common stock and debt of financial institutions. The credit and/or market risk associated with these holdings can be directly impacted by factors that affect this industry such as: volatile equity and credit markets and actions of regulatory authorities.

(10) Book Value Stock Purchase Plan

The Company maintains a book value stock purchase plan whereby employees may purchase shares of the Company's stock at book value as calculated in accordance with a stockholders' agreement (the "Agreement"). The Agreement requires stockholders leaving the Company's employ to sell their stock back to the Company at the then book value as calculated under the Agreement.

(11) Employee Profit Sharing Retirement Plan

The Company has a defined contribution profit-sharing retirement plan in which all employees are entitled to participate based upon certain eligibility requirements. Investment decisions for the plan are managed by officers of the Company.

(12) Restricted Stock Units

During 2001 the Company granted 7,422 restricted stock units ("Units") at a total value of $1,799 pursuant to commitments made in connection with recruiting certain employees. The Units each represent one share of common stock and generally vest in equal amounts annually over a three-year period, from date of employment. Upon vesting, Units can be converted into common stock when requested by the employee. Compensation expense equivalent to the grant date book value per share will be recognized by the Company over the vesting period.

(Dollars in thousands)

The following table lists the restricted stock units outstanding by year of grant and the value associated with the outstanding stock.

Year of grant	Units granted	Units vested	Grant value
2001	7,422	4,128	$ 1,799
2000	13,925	9,103	2,970
1999	16,831	16,831	3,145
Total	38,178	30,062	$ 7,914

In January 2002, the Company granted to certain employees 5,835 units at a total grant value of $1,750.

(13) Membership in Exchanges

Memberships in exchanges are valued at cost and included in other assets on the statement of financial condition. At December 31, 2001 and 2000, the Company held one seat on the New York Stock Exchange at a cost of $100. The last reported sale price at December 31, 2001 and 2000 was $2,200 and $2,000, respectively.



345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

The Board of Directors
Keefe, Bruyette & Woods, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Keefe, Bruyette & Woods, Inc. and subsidiary (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governess of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a- 5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc. and any other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2002